Exhibit 12.1
AMB Property Corporation
Computation of Earnings to Fixed Charges and Preferred Stock Dividends Ratio
(In thousands)

	Six Months Ended		Year Ended December 31,
	June 30, 2008		2007		2006		2005		2004		2003
Earnings

Income from continuing operations before minority interests and income from unconsolidated entities	$142,369		$281,065		$183,897		$163,941		$81,576		$74,093
Add:
Fixed charges	109,905		207,367		231,867		223,707		206,357		188,205
Amortization of capitalized interest	2,948		4,621		2,770		2,044		1,577		1,364
Distributed income from unconsolidated entities	14,159		18,930		4,875		2,752		2,971		5,345

Less:
Interest capitalization	(34,927)		(64,014)		(42,938)		(29,503)		(18,687)		(8,526)

Total earnings	$234,454		$447,969		$380,471		$362,941		$273,794		$260,481

Fixed charges

Interest on indebtedness (including amortization of premiums and financing costs)	$67,464		$125,775		$163,690		$164,700		$160,067		$148,798
Interest capitalized	34,927		64,014		42,938		29,503		18,687		8,526
Portion of rents representative of the interest factor	4,650		9,536		8,777		8,031		7,442		6,274
Preferred distributions of consolidated subsidiaries	2,864		8,042		16,462		21,473		20,161		24,607

Total fixed charges	$109,905		$207,367		$231,867		$223,707		$206,357		$188,205

Preferred stock dividends	$7,904		$15,806		$13,582		$7,388		$7,131		$6,999

Total fixed charges and preferred stock dividends	$117,809		$223,173		$245,449		$231,095		$213,488		$195,204

Earnings to fixed charges and preferred stock dividends	2.0	x	2.0	x	1.6	x	1.6	x	1.3	x	1.3	x